Section B

DETAILED REPORT PREPARED IN ACCORDANCE WITH PROVISIONS IN THE ACT1

Introduction				B.3

1.	Economic forecasts			B.5

	1.1	Changes in the Québec’s situation		B.5

	1.2	Main adjustments to the economic forecasts since March 2018		B.16

2.	Financial framework			B.17

	2.1	Five-year budgetary outlook		B.17

	2.2	Main adjustments to the financial framework since March 2018		B.19

	2.3	Risk and margins for prudence		B.23

3.	Revenue and expenditure forecasts			B.31

	3.1	Change in revenue		B.31

		3.1.1	Own-source revenue excluding that from government enterprises	B.32

		3.1.2	Revenue from government enterprises	B.38

		3.1.3	Federal transfers	B.40

	3.2	Change in expenditure		B.45

		3.2.1	Mission expenditures	B.46

		3.2.2	Debt service	B.64

4.	Debt			B.67

5.	Reports on the application of the legislation respecting a balanced budget and the Generations Fund			B.73

	5.1	The Balanced Budget Act		B.73

	5.2	The Act to reduce the debt and establish the Generations Fund		B.75

_____________________________________________
1 Unaudited 2017-2018 data.

B.1

INTRODUCTION

Section B of the Pre-election Report on the State of Québec’s Public Finances – August 2018 has been prepared in accordance with provisions of the Act.

It presents the following information:

—	economic assumptions and forecasts;

—	five-year financial framework;

—	detailed revenue and expenditure forecasts;

—	projected change in the debt;

—	reports on the application of the legislation respecting a balanced budget and the Generations Fund.

In addition, the main forecast assumptions, along with risks and sensitivity analyses, are presented for each of the budget items.

Moreover, this section presents the effects of decisions and information available since the publication of the March 2018 Québec Economic Plan that have had a fiscal impact on the government’s financial framework, more specifically, the impact of taking into account the recent economic and budgetary situation, as well as the budgetary impact of economic support measures announced in August 2018.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.3

1.      ECONOMIC FORECASTS

1.1     Changes in the Québec’s situation

Real gross domestic product (GDP) growth in Québec reached 3.0% in 2017, following an increase of 1.4% in 2016. This is the most significant expansion of economic activity since 2000.

—	In 2017, economic growth in Québec was comparable to that in Canada (3.0%) and stronger than that in the United States (2.3%).

In 2017, economic activity was spurred by an acceleration in household consumption. Moreover, non-residential business investment increased for the second consecutive year.

The factors that drove economic growth in 2017 will remain in place in the coming years. Real GDP is expected to increase by 2.1% in 2018, 1.7% in 2019 and 1.5% in 2020.2

—	Households will benefit from the robust labour market, wage growth and the tax cuts granted by the Québec government.

—	Growth in investments will be supported by high business-owner confidence in Québec’s economic outlook.

—	Moreover, despite the increase in protectionism in a number of regions in recent months, exports will continue to grow, supported by the good economic performance of Québec’s major trading partners.

________________________________________
[2]

With the exception of those for Québec, the economic forecasts are those published in the March 2018 Québec Economic Plan. For Québec, the economic forecasts hinge on statistics available on June 27, 2018.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.5

[  ] GDP growth

After increasing by 5.1% in 2017, nominal GDP growth is forecast at 4.1% in 2018, 3.3% in 2019 and 3.2% in 2020.

This nominal GDP growth will stem from the combined impact of the increase in real economic activity and the GDP deflator, which measures price changes in the overall economy.

—	Real GDP is expected to increase by 2.1% in 2018, 1.7% in 2019 and 1.5% in 2020.

—	The GDP deflator is projected to rise by 1.9% in 2018, 1.6% in 2019 and 1.7% in 2020.

—	Increased upward pressure on wages and the gradual rise in oil prices will spur sustained price growth.

TABLE B.1

GDP growth in Québec
(percentage change)
	2016	2017	2018	2019	2020	2021	2022
Real GDP	1.4	3.0	2.1	1.7	1.5	1.3	1.3
Prices – GDP deflator	1.2	2.0	1.9	1.6	1.7	1.7	1.7
NOMINAL GDP	2.7	5.1	4.1	3.3	3.2	3.0	3.0

Note: Totals may not add due to rounding.
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

B.6	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•   Summary of economic indicators

The following table presents a summary of the key economic indicators of the economic forecast.

TABLE B.2

Economic outlook for Québec
(percentage change, unless otherwise indicated)
	2017	2018	2019	2020	2021	2022
Output
Real gross domestic product	3.0	2.1	1.7	1.5	1.3	1.3
Nominal gross domestic product	5.1	4.1	3.3	3.2	3.0	3.0
Nominal gross domestic product ($billion)	414.9	431.8	446.2	460.3	473.9	488.0
Components of GDP (in real terms)
Final domestic demand	3.4	2.9	1.5	1.3	1.1	1.1
– Household consumption	3.2	2.4	1.8	1.5	1.4	1.3
– Government spending and investment	2.6	2.7	1.1	0.6	0.3	0.6
– Residential investment	7.2	5.2	–1.4	0.0	0.2	0.2
– Non-residential business investment	4.8	5.8	3.0	2.4	2.2	2.1
Exports	1.8	2.1	2.1	2.2	2.1	1.9
Imports	4.0	2.1	1.5	1.6	1.6	1.6
Labour market
Population (thousands)	8 394.0	8 458.3	8 521.8	8 584.5	8 646.3	8 707.0
Population aged 15 and over (thousands)	6 931.9	6 977.0	7 019.5	7 061.6	7 106.2	7 153.5
Jobs (thousands)	4 223.3	4 282.5	4 313.0	4 336.5	4 356.7	4 376.7
Job creation (thousands)	90.2	59.2	30.5	23.5	20.1	20.0
Unemployment rate (%)	6.1	5.4	5.3	5.3	5.3	5.2
Other economic indicators
(in nominal terms)
Household consumption	4.3	3.9	3.3	3.1	3.0	3.0
– Excluding food products and housing	4.7	4.2	3.3	3.0	2.8	2.8
Housing starts (thousands of units)	46.5	47.1	40.8	39.1	37.7	36.3
Residential investment	9.7	9.0	0.6	2.1	2.2	2.3
Non-residential business investment	5.0	6.5	4.6	3.9	3.6	3.6
Wages and salaries	4.7	4.7	3.2	3.0	3.0	3.0
Household income	4.4	4.5	3.2	3.1	3.1	3.1
Net operating surplus of corporations	12.5	4.8	4.7	4.3	3.5	3.5
Consumer price index	1.0	1.7	1.8	1.9	2.0	2.0
GDP per capita ($)	49 422	51 052	52 354	53 623	54 811	56 043
Disposable income per capita ($)	29 061	30 175	30 895	31 604	32 313	33 035

Sources:	Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.7

[ ] Private sector five-year economic outlook

The five-year forecasts of the Ministère des Finances du Québec are similar to the average of those of the private sector with respect to real GDP growth, price inflation and nominal GDP growth.

—	For real GDP, the Ministère des Finances du Québec forecasts average growth of 1.6% from 2018 to 2022, which is comparable to the average growth forecast by the private sector.

—	For nominal GDP, the Ministère des Finances du Québec anticipates average growth of 3.3% from 2018 to 2022, which is slightly below the 3.5% average growth forecast by the private sector.

—

The difference is bigger in 2019, for which the private sector anticipates a nominal GDP growth of 3.8%, higher than that forecast by the Ministère des Finances (3.3%). The difference stems essentially from the sharper increase in prices forecast by the private sector.

—

In this respect, the Ministère des Finances’ prices forecast for 2019 stems from the anticipated changes in the average wage (2.5% growth), inflation measured by the CPI (1.8% increase) and export prices (1.4% increase), all in a context of increased competition.

TABLE B.3

Québec’s economic outlook – Comparison with the private sector
(percentage change)
							Average
	2017	2018	2019	2020	2021	2022	2018-2022
Real GDP
Ministère des Finances du Québec	3.0	2.1	1.7	1.5	1.3	1.3	1.6
Private sector average	––	2.2	1.8	1.5	1.3	1.4	1.6
Prices — GDP deflator
Ministère des Finances du Québec	2.0	1.9	1.6	1.7	1.7	1.7	1.7
Private sector average	––	1.8	2.0	1.9	1.8	1.8	1.9
Nominal GDP
Ministère des Finances du Québec	5.1	4.1	3.3	3.2	3.0	3.0	3.3
Private sector average	––	4.0	3.8	3.4	3.1	3.2	3.5

Note: Totals may not add due to rounding.
Source: Ministère des Finances du Québec summary as at June 28, 2018, which includes the forecasts of 11 private sector institutions.

B. 8	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

[ ] Assumptions, risks and sensitivity analysis

•   Assumptions

The Ministère des Finances establishes the economic forecast taking into account a number of external and internal factors that influence Québec’s economic outlook.

•   External factors

The assumptions of the Ministère des Finances forecast are based on various external factors, namely the change in:

—	the economic situation of Québec’s main trading partners;

—	financial markets;

—	oil prices.

•    Economic situation of Québec’s main trading partners

The Québec economy is open to the world, so economic activity is affected by the economic situation of Québec’s main trading partners.

—	In Canada, economic growth is projected to reach 2.1% in 2018 and 1.7% per year in 2019 and 2020.

—	In the United States, growth is forecast at 2.5% in 2018, 2.2% in 2019 and 2.0% in 2020.

—	Global economic growth is expected to be 3.7% in 2018 and 3.6% in 2019 and 2020.

TABLE B.4

Outlook for economic growth
(real GDP, percentage change)

	2017	2018	2019	2020	2021	2022
Québec	3.0	2.1	1.7	1.5	1.3	1.3
Canada	3.0	2.1	1.7	1.7	1.7	1.6
United States	2.3	2.5	2.2	2.0	2.0	2.0
World	3.6	3.7	3.6	3.6	3.6	3.5

Sources: Institut de la statistique du Québec, Statistics Canada, IHS Markit, International Monetary Fund and Ministère des Finances du Québec.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.9

•    Financial markets

•    Key rate in the United States and Canada

The U.S. Federal Reserve raised its key rate by 25 basis points three times in 2017, moving it from the 0.50% -0.75% range to the 1.25% -1.50% range. Furthermore, the U.S. economy is growing near potential and at a sustained rate. The strength of the economy and the anticipated increase in inflation are expected to prompt the Federal Reserve to continue to gradually raise its key rate.

—	The forecast provides for three 25-basis-point hikes, totalling 75 points, in 2018 and accumulated increases totalling 50 basis points in 2019.

The Bank of Canada raised its key rate by 50 basis points in 2017 and by 50 basis points until now in 2018. Its overnight target rate is currently at 1.50% .

—

The sound performance of the Canadian economy and rising inflation are expected to prompt the Bank of Canada to again increase its key rate by 25 basis points by the end of 2018. It is expected to raise its key rate in 2019, by 50 basis points.

•    Bond yields

Since the beginning of 2018, 10-year bond yields have risen in the majority of advanced economies, particularly the United States and Canada.

U.S. and Canadian bond rates are projected to continue rising gradually over the next few quarters, while the U.S. Federal Reserve and the Bank of Canada will raise their key rate.

•    The Canadian dollar

Since the beginning of 2018, the Canadian dollar has fluctuated and is now approximately 80 U.S. cents. In the coming quarters, the forces driving the value of the Canadian dollar are expected to remain generally balanced and the loonie should remain near current levels.

—	The Canadian dollar is expected to average 81.4 U.S. cents in 2018 and 80.4 U.S. cents in 2019.

B. 10	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Oil prices

Oil prices rose substantially in early 2018. This increase was driven by the continued efforts by the Organization of the Petroleum Exporting Countries (OPEC) and its partners to cut their production and by the stronger global demand for oil, spurred by the acceleration in global economic growth.

Brent crude oil is expected to average US$66 per barrel in 2018 and US$67 per barrel in 2019.

TABLE B.5

External factors affecting the Québec economy
(annual average as a percentage, unless otherwise indicated)
	2017	2018	2019	2020	2021	2022
Overnight target rate	0.7	1.5	2.0	2.5	2.8	2.8
3-month Treasury Bills	0.7	1.4	2.1	2.6	2.8	2.8
10-year bonds	1.8	2.5	2.9	3.3	3.6	3.7
Canadian dollar (U.S. cents)	77.1	81.4	80.4	80.0	80.0	80.0
Brent crude oil (U.S. dollars per barrel)	55	66	67	68	72	77
WCS crude oil (U.S. dollars per barrel)	38	39	43	47	51	57

Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

•    Internal factors

The economic forecast is based on the determination of the components of overall domestic demand and on growth in exports, which reflect the ability of Québec businesses to take advantage of demand from Québec’s main trading partners.

•    Domestic demand

Domestic demand consists of the sum of the following components:

—	household consumption expenditure;

—	non-residential business investment;

—	residential investment;

—	expenditure on goods and services, and investment by public administrations.

Following a gain of 3.4% in real terms in 2017, domestic demand is forecast to grow by 2.9% in 2018 and 1.5% in 2019.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.11

•    Household spending

Following a gain of 3.2% in real terms in 2017, household consumption expenditure is forecast to grow by 2.4% in 2018 and 1.8% in 2019.

Household consumption will be boosted by job creation, wage growth, tax cuts granted to Quebecers and high consumer confidence.

•    Non-residential business investment

Non-residential business investment rose for the second year in a row in 2017, with a growth rate of 4.8% in real terms.

Non-residential business investment will continue to increase in the coming years and its growth is expected to reach 5.8% in 2018 and 3.0% in 2019.

•    Residential investment

The faster pace of economic growth and job creation drove activity in the residential sector in 2017. Residential investment climbed by 7.2% in real terms. The gradual rise in interest rates and the tighter mortgage rules will temper housing demand in the years to come.

Accordingly, residential investment is expected to rise by 5.2% in 2018 and decline slightly in 2019.

—	Spending on renovations is forecast to grow by 2.9% in 2018 and 3.0% in 2019.

—	Housing starts should exceed the 40 000 unit threshold in 2018 and 2019.

•    Government investments

Public administrations in Québec, in particular the Québec government, along with municipalities and the federal government, will maintain a high level of infrastructure investment.

—	In 2017, the total value of investments by governments was $17.0 billion. It is expected to stand at $17.8 billion in 2018 and $18.6 billion in 2019.

More specifically, the Québec government will invest $100.4 billion under the 2018-2028 Québec Infrastructure Plan.3

Through their purchases of goods and services, governments will also contribute to the growth of economic activity.

________________________________________
[3]	The 2018-2028 Québec Infrastructure Plan is presented in the March 2018 Québec Economic Plan.

B. 12	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Job creation

Mirroring the economic situation, the labour market performed well in 2017. On average, 90 200 more jobs were created in 2017, compared to 2016, with 65 400 of them being full-time jobs. In addition, the unemployment rate fell to 6.1%, an annual record since Statistics Canada began its Labour Force Survey in 1976.

The labour market is expected to remain robust. However, job creation will be influenced by demographic changes, which will result in a smaller pool of available workers.

—	A total of 59 200 jobs will be created in 2018 (+1.4%) and 30 500 in 2019 (+0.7%).

—	The unemployment rate should fall to 5.4% in 2018 and 5.3% in 2019.

•    External demand

Following an increase of 1.8% in 2017, exports are forecast to expand in real terms by 2.1% in 2018 and 2019.

—	This acceleration is due to continued economic growth in Canada and the United States, and to the Canadian dollar exchange rate, which continues to boost international exports.

—	However, the increase in protectionism in a number of regions poses a risk to Québec exports.

Following an increase of 4.0% in 2017, imports are projected to grow in real terms by 2.1% in 2018 and 1.5% in 2019.

—	Household consumption will continue to drive import growth. Additionally, imports will get a boost from the expansion of exports and non-residential business investment.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.13

•    Risks

The financial market and the economic forecasts used in the Québec Economic Plan are based on several assumptions. Associated with some of these are risks that could affect the global economic and financial scenario and the anticipated developments in the Québec economy.

The risks weighing on Québec’s economy have changed little since March 2018. The risks, which were listed and documented in the March 2018 Québec Economic Plan, still remain.4

—	Given that the Québec economy is wide open to trade, Québec’s economic variables could be influenced by several external factors, such as:

—	a generalized global economic slowdown;

—	faster-than-expected tightening of monetary policy in the world;

—	an increase in international trade restrictions;

—	unexpected oil price trends;

—	a more accentuated slowdown of Canada’s residential sector.

—	Other risks or events are internal. They could lead to changes in certain economic variables in Québec that are different from what was anticipated.

________________________________________
[4]	The main risks that may influence the economic forecast scenario are presented in the March 2018 Québec Economic Plan, pp. E.59 to E.63.

B. 14	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Sensitivity analysis

•    Impacts of external variables on the Québec economy

The results of the sensitivity analysis5 conducted on the basis of historical data show that a 1% variation in U.S. real GDP entails on average a change of 0.5% in Québec’s real GDP.

—	The maximum effect is felt two quarters later.

Similarly, this analysis shows that a 1% variation in Ontario’s real GDP gives rise on average to a change of 0.4% in Québec’s real GDP.

—	The maximum effect is measured two quarters later as well.

Ontario is the Canadian province with which Québec has the most commercial ties, in addition to having a similar economic structure. In 2014, exports to Ontario accounted for more than 57% of Québec’s interprovincial exports.

TABLE B.6

Impact of external shocks on Québec’s real GDP growth rate
External shocks of 1%	Maturity(1) (quarters)	Impact on Québec’s real GDP (percentage point)
U.S. real GDP	2	0.5
Ontario real GDP	2	0.4

(1)	Maturity corresponds to the number of quarters needed to record the greatest impact on Québec’s real GDP, presented in the right-hand column.

Sources: Institut de la statistique du Québec, Ontario Ministry of Finance, IHS Markit, Statistics Canada, Bloomberg and Ministère des Finances du Québec.

________________________________________
[5]

Details of the sensitivity analysis, conducted with a structural vector autoregression (VAR) model, are presented on page G.3 of the Additional Information document of the March 2018 Québec Economic Plan.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.15

1.2    Main adjustments to the economic forecasts since March 2018

The economic forecast for the current year and subsequent years in the pre-election report is relatively unchanged in relation to the forecast in the March 2018 Québec Economic Plan.

—	Economic growth in Québec is expected to reach 2.1% in 2018 and 1.7% in 2019, which are gains equal to those projected in the March 2018 Québec Economic Plan.

The Ministère des Finances’ growth forecasts are equivalent to those of the private sector. In June 2018, the private sector’s growth forecast remained relatively unchanged in relation to the March 2018 forecast.

—

In June, private sector economists anticipated, on average, real GDP growth of 2.2% for 2018 overall, a forecast equivalent to what they anticipated when the March 2018 Québec Economic Plan was published.

—	This forecast is slightly higher than that of the Ministère des Finances du Québec (2.1%).

—	For 2019, private sector economists anticipated, in June, real GDP growth of 1.8%, an upward adjustment of 0.1 percentage point in relation to what they anticipated in March 2018.

—	The forecast is slightly higher than that of the Ministère des Finances (1.7%).

TABLE B.7

Economic outlook according to the Ministère des Finances du Québec and the private sector
(real GDP, percentage change)
	2017	2018	2019	2020	2021	2022
Ministère des Finances du Québec
– March 2018 Québec Economic Plan	3.0	2.1	1.7	1.5	1.3	1.3
– 2018 pre-election report	3.0	2.1	1.7	1.5	1.3	1.3
Private sector
– March 2018(1)	2.9	2.2	1.7	1.4	1.3	1.4
– June 2018(2)	—	2.2	1.8	1.5	1.3	1.4

(1)	These data represent the Ministère des Finances du Québec summary, which includes the forecasts of 11 private sector institutions as at March 12, 2018.
(2)	These data represent the Ministère des Finances du Québec summary, which includes the forecasts of 11 private sector institutions as at June 28, 2018.

B. 16	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

2.    FINANCIAL FRAMEWORK

The Québec government’s financial framework, established for fiscal 2017-2018 to 2022-2023, provides for the maintenance of balanced budgets within the meaning of the Balanced Budget Act. It also provides for the reduction of the debt burden through deposits of dedicated revenues in the Generations Fund.

2.1    Five-year budgetary outlook

The financial framework provides for 2.9% average annual growth in consolidated revenue for the period from 2018-2019 to 2022-2023. This trend will be supported primarily by the projected growth in the Québec economy.

—	Thus, revenue totals $110.5 billion in 2018-2019 and will reach $124.5 billion in 2022-2023.

The financial framework also provides for 3.0% average annual growth in consolidated expenditure for the next five years.

—	Thus, spending stands at $108.7 billion in 2018-2019 and will amount to $120.0 billion in 2022-2023.

The change in revenue and expenditure takes into account the fiscal measures and budgetary initiatives implemented by the government that were announced as part of the March 2018 Québec Economic Plan as well as the economic support measures announced in August 2018.

The following margins for prudence are built into the financial framework to offset unforeseen events:

—	a contingency reserve of $100 million annually from 2019-2020 to 2022-2023;

—	a Contingency Fund reserve, included in the Expenditure Budget, of $359 million in 2018-2019 and $300 million starting in 2019-2020;

—	a debt service reserve totalling $50 million in 2018-2019 and $150 million per year as of 2019-2020;

—	a stabilization reserve of $8.6 billion as at March 31, 2023, in the absence of the use of the enhancements to the financial framework.

Consolidated revenue will be sufficient to fund the planned expenditure throughout the time period of the financial framework. What is more, consolidated revenue includes dedicated revenues for the Generations Fund, necessary to attain by 2025-2026 the debt reduction targets.

—	In that regard, deposits in the Generations Fund total $2.5 billion in 2018-2019 and will increase to $3.5 billion in 2022-2023.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.17

TABLE B.8

Consolidated financial framework from 2017-2018 to 2022-2023
(millions of dollars)
	2017-	2018-	2019-	2020-	2021-	2022-
	2018-	2019-	2020-	2021-	2022-	2023-
Consolidated revenue
Personal income tax	29 398	31 005	32 385	33 713	35 112	36 486
Contributions for health services	6 224	6 022	6 187	6 336	6 491	6 649
Corporate taxes	8 142	8 326	8 311	8 405	8 600	8 795
School property tax	2 243	1 817	1 706	1 779	1 863	1 948
Consumption taxes	20 215	21 022	21 578	22 065	22 593	23 236
Duties and permits	3 966	3 907	4 089	4 227	4 325	4 475
Miscellaneous revenue	10 438	10 411	10 802	11 235	11 701	12 070
Government enterprises	5 092	4 339	4 463	4 779	5 014	5 257
Own-source revenue	85 718	86 849	89 521	92 539	95 699	98 916
% change	3.6	1.3	3.1	3.4	3.4	3.4
Federal transfers	22 367	23 670	24 344	25 034	25 251	25 586
% change	10.8	5.8	2.8	2.8	0.9	1.3
Total consolidated revenue	108 085	110 519	113 865	117 573	120 950	124 502
% change	5.0	2.3	3.0	3.3	2.9	2.9
Consolidated expenditure
Mission expenditures	–94 249	–99 379	–101 762	–104 670	–107 301	–110 606
% change	5.9	5.4	2.4	2.9	2.5	3.1
Debt service	–9 240	–9 286	–9 282	–9 341	–9 334	–9 344
% change	–3.0	0.5	–0.0	0.6	–0.1	0.1
Total consolidated expenditure	–103 489	–108 665	–111 044	–114 011	–116 635	–119 950
% change	5.0	5.0	2.2	2.7	2.3	2.8
Contingency reserve	—	—	–100	–100	–100	–100
SURPLUS (DEFICIT)	4 596	1 854	2 721	3 462	4 215	4 452
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–2 293	–2 491	–2 707	–2 991	–3 265	–3 502
Use of the stabilization reserve	—	637	—	—	—	—
BUDGETARY BALANCE(1)	2 303	—	14	471	950	950

Note: Totals may not add due to rounding.
(1) Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.

B. 18	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

2.2    Main adjustments to the financial framework since March 2018

This section summarizes the main revisions of the financial framework since the publication of the March 2018 Québec Economic Plan.

The economic growth observed in recent months is engendering positive revisions in the financial framework for 2017-2018 and subsequent years in relation to the March 2018 Québec Economic Plan.

[ ] Change in the budgetary situation in 2017-2018

Preliminary estimates for fiscal 2017-2018 show an improved budgetary balance of nearly $1.5 billion in relation to what was anticipated in March 2018. The adjustments stem from:

—

a $834-million increase in own-source revenue excluding that from government enterprises due to the strong performance of the Québec economy, which translates to higher personal income tax and corporate tax revenues;

—

a $357-million increase in revenue from government enterprises, a good portion of which is attributable to the results of Hydro-Québec because of colder-than-expected temperatures in the first months of 2018 and an increase in electricity exports;

—

a downward adjustment of federal transfers by $302 million mainly due to a decrease in revenues from the Canada Health Transfer and the Canada Social Transfer that is attributable, in particular, to the most recent estimates of the population of the provinces from the 2016 Census;

—

a difference of $568 million between planned expenditures and those incurred by bodies and special funds essentially resulting from more-gradual-than-expected expenditures, particularly by Société d’habitation du Québec and the Société de financement des infrastructures locales, as well as a revaluation of expenditures related to doubtful tax accounts.

Owing to the improvements, the preliminary estimates for 2017-2018 provide for a surplus of $2.3 billion.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.19

TABLE B.9

Adjustments in the financial framework since March 2018 – 2017-2018
(millions of dollars)
		2017-2018
	March 2018	Adjustments	August 2018	(1)
Own-source revenue
Tax revenue	65 605	617	66 222
Other revenue	14 187	217	14 404
Subtotal	79 792	834	80 626
% change	2.5		3.6
Revenue from government enterprises	4 735	357	5 092
% change	–3.3		3.9
Total — Own-source revenue	84 527	1 191	85 718
% change	2.2		3.6
Federal transfers	22 669	–302	22 367
% change	12.3		10.8
Consolidated revenue	107 196	889	108 085
% change	4.2		5.0
Program spending	–72 591	27	–72 564
% change	4.6		4.6
Other expenditures for missions	–22 226	541	–21 685
% change	13.2		10.4
Total — Mission expenditures	–94 817	568	–94 249
% change	6.5		5.9
Debt service	–9 237	–3	–9 240
% change	–3.0		–3.0
Consolidated expenditure	–104 054	565	–103 489
% change	5.6		5.0
SURPLUS (DEFICIT)	3 142	1 454	4 596
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–2 292	–1	–2 293
BUDGETARY BALANCE(2) – AUGUST 2018	850	1 453	2 303

Note: Totals may not add due to rounding.
(1) Preliminary estimates.
(2) Budgetary balance within the meaning of the Balanced Budget Act.

B. 20	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

[  ] Adjustments to the financial framework for 2018-2019 to 2020-2021

Acceleration of the economy and sound management of public finances are engendering positive revisions in the financial framework in relation to those anticipated in the March 2018 Québec Economic Plan.

•    Adjustments in the economic and budgetary situation

Overall, the adjustments related to the economic and budgetary situation total $950 million per year from 2018-2019 to 2020-2021. The adjustments are attributable to the following factors in particular:

—

positive adjustments of approximately $1 billion a year from 2018-2019 to 2020-2021 to own-source revenue owing to the recurrence of higher-than-expected results in 2017-2018 stemming from the good performance of the economy;

—

a decrease in federal transfers, by $4 million in 2018-2019, $420 million in 2019-2020 and $262 million in 2020-2021, essentially due to most recent estimates of the population of the provinces from the 2016 Census;

—	a new evaluation of other consolidated expenditures attributable chiefly to the inclusion of:

—	reduced costs related to amortization expenses at school boards,

—	the agreement of March 21, 2018 concerning, in particular, the roles and responsibilities of the partners within the framework of managing and carrying out the Réseau express métropolitain (REM).

•    Economic support measures – August 2018

To support businesses affected by higher customs tariffs, the government recently implemented support measures that:

—	allow businesses to release the cash resources necessary to maintain their activities;

—	improve the competitiveness of businesses by fostering their investments and reducing the tax burden for small and medium-sized businesses;

—	protect jobs through support for training.

The investments total $250 million in 2018-2019, $298 million in 2019-2020 and $177 million in 2020-2021.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.21

TABLE B.10

Adjustments in the financial framework since March 2018 from 2018-2019 to 2020-2021
(millions of dollars)
	2018-2019	2019-2020	2020-2021
BUDGETARY BALANCE(1) – MARCH 2018	—	—	—
ADJUSTMENTS TO THE ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding that from government enterprises
Personal income tax	456	411	463
Corporate taxes	298	251	237
Consumption taxes	101	160	155
Carbon market	110	110	110
Other revenue	62	84	85
Subtotal	1 027	1 016	1 050
Revenue from government enterprises	7	–7	–7
Federal transfers	–4	–420	–262
Program spending	—	—	—
Debt service	94	140	191
Other consolidated expenditure	76	519	155
Economic support measures — August 2018	–250	–298	–177
TOTAL	950	950	950

Reduced use of the stabilization reserve	–950	–936	–479
BUDGETARY BALANCE(1) – AUGUST 2018	—	14	471

Note: Totals may not add due to rounding.
(1) Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.

B. 22	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

2.3    Risk and margins for prudence

The Ministère des Finances’ forecasts rely on economic and budgetary assumptions. For example, the Québec real GDP forecast takes into account certain external factors, such as the economic growth of Québec’s major trading partners, exchange rates and oil prices, and internal factors, such as domestic demand.

Certain risks are associated with taking these assumptions into account. Sensitivity analyses are carried out to evaluate their impact on the forecasts. They indicate the estimated repercussions of a variation in one of the assumptions used to establish the financial framework.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.23

[ ] Assumptions and risks

The following tables provide the assumptions related to the financial framework as well as the risks and their effects.

TABLE B.11

Main assumptions of Québec’s financial framework
Assumptions
ECONOMIC GROWTH	– Moderation of domestic demand, including:
• deceleration in growth of household consumption
• maintenance of the growth of non-residential business investment
• slowdown in residential investments
• maintenance of a high level of investment by governments
– Labour market remains robust
– Faster growth in exports supported by the increase in world trade
– Additional hike in key rate in Canada by the end of 2018
– Gradual rise in U.S. and Canadian bond yields
– Canadian dollar remains near current levels
– Rise in oil prices in the medium term
– Moderation of growth in a number of advanced economies
Tightening of global monetary policies
Main variables considered:
REVENUE
Own-source revenue excluding that from government enterprises
– Personal income tax	– Wages and salaries
– Pension income
– Self-employed income
– Capital gains
– Interest income
– Contributions for health services	– Wages and salaries
– Corporate taxes	– Net operating surplus of corporations
– Sales tax	– Household consumption excluding food products and housing
– Residential investment
– Specific taxes (fuel, tobacco products and alcoholic beverages)	– Per capita household disposable income – Consumer price index
– Gas prices
Own-source revenue from government enterprises
– Hydro-Québec	– Consumption by clients
– Electricity rates set by the Régie de l’énergie
– Price of energy on external markets

B. 24	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

TABLE B.11 (cont.)
Main assumptions of Québec’s financial framework (cont.)
Assumptions
Main variables considered:
Own-source revenue from government enterprises (cont.)
– Loto-Québec and Société des alcools du Québec	– Consumption patterns of customers
– Investissement Québec	– Economic situation
– Anticipated returns on investment projects
Revenue from federal transfers
– Equalization	– Canada's nominal GDP
– Population of the provinces
– Basic federal income tax
– Taxable corporate income
– Revenues from natural resources
– Health transfers	– Canada's nominal GDP
– Population of the provinces
– Basic federal income tax
– Transfers for post-secondary education and social programs	– Population of the provinces
– Basic federal income tax
– Other programs	– Agreements with the federal government (e.g., labour market agreements and infrastructure agreements)
EXPENDITURE	– Budgetary policy directions
– Program renewal costs:
• demographics
• price (inflation, salary increases for government employees and increase in medical compensation)
DEBT SERVICE	– Debt level
– Interest rate
DEBT	– Budgetary balance
– Capital investments
– Investments, loans and advances
– Deposits made annually in the Generations Fund
INFRASTRUCTURE	– Québec Infrastructure Plan

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.25

TABLE B.12

Main risks to Québec's financial position and margins for prudence

Margin for prudence	Risk	Estimated impact	Page ref.
Financial framework			
– Contingency reserve:	– Generalized global slowdown		
• $100 million a year from 2019-2020 to 2022-2023	• Change of 1 percentage point in Québec's GDP	– $700 million impact on own-source revenue	B.37
	• Typical recession (average)	– $8.5 billion impact on own-source revenue	49(1)
– Stabilization reserve:	– Other economic risks		B.15
• $8.6 billion as at March 31, 2023	• Faster-than-expected tightening of monetary policies around the world		B.15
	• Unexpected oil price trends		B.15
	• A more accentuated slowdown of Canada's residential sector	• 0.1 GDP point	B.15
	• The end of NAFTA	• 0.5 GDP point	B.15
	• Surtax on steel and aluminum	• 0.3 GDP point	B.15
	– Government enterprises		B.39
	• Hydro-Québec (e.g., variation of 1°C in winter temperatures compared to normal temperatures)	– Impact of nearly $50 million on Hydro-Québec's net earnings	
	– Federal transfers (evolution of Québec and Canada's populations)	– $110 million with a variation of 0.1 percentage point	B.44
Expenditures			
– Contingency Fund reserve:	– Covers unforeseen expenditure under government programs	– Forthcoming	B.61 to B.63
• $359 million in 2018-2019	– Changes in target clienteles	– $580 million with a 1 percentage point variation in population	B.61 to B.63
• $300 million from 2019-2020 to 2022-2023	– Technological changes	– $235 million with 1.0% growth in costs related to technology in the health sector	B.61 to B.63
	– Changes in general level of prices	– $280 million with a 1 percentage point variation in prices	B.61 to B.63
	– Environmental disasters	– Forthcoming	B.61 to B.63
	– Public capital investment completion rate for a given year (5% difference)	– $40 million impact on spending	
	– Shortfall to be offset		B.27
Debt service			
– Debt service reserve:	– Higher-than-anticipated increase in interest rates	– $250 million with a variation of 1 percentage point	B.65
• $50 million in 2018-2019	– Lower-than-anticipated return on the RPSF	– $20 million with a variation of 1 percentage point	
• $150 million from 2019-2020 to 2022-2023			

(1) See highlights of the pre-election report.

B. 26	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Expenditures shortfall

The multi-year spending target is put into perspective with the cost of renewing government programs, in order to control the existing annual gap, if applicable.

If the multi-year spending target is below government program renewal costs, priorities must be established and choices involving measures to control spending, either by a reallocation or an increase in the spending target could be implemented to reduce, even eliminate, the shortfall to be offset.

Based on the financial framework of the March 2018 Québec Economic Plan and the adjustments that have been made, there is no gap between government program renewal costs and the spending target for 2018-2019.

The gap stands at $868 million in 2019-2020 and $739 million in 2020-2021, which is 0.8% from the average mission expenditure objective for those two years.

TABLE B.13

Shortfall for mission expenditures
(millions of dollars)
	2018-2019	2019-2020		2020-2021
Cost of renewing government programs	99 379	102 630	(1)	105 409	(1),(2)
Mission expenditure objective	99 379	101 762		104 670
SHORTFALL	—	868		739
% mission expenditures	0.0	0.9		0.7

(1)	This amount includes an annual provision in the order of $200-million concerning the actuarial valuation of pension plans.
(2)	This amount includes a $250-million provision for forecasting risk, which offsets the uncertainty of the cost of renewing programs in the final years of the financial framework.

Sources: Secrétariat du Conseil du trésor and Ministère des Finances du Québec.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.27

[  ] Margins for prudence

The Québec government’s prudence with respect to risks can be evaluated on the basis of the provisions included in the financial framework. The government generally uses a number of provisions when preparing the budget.6 Such provisions are integrated into the financial framework in order to offset certain risks.

—	The contingency reserve is designed to mitigate various risks arising out of economic situation or other events that affect the government’s financial position.

—	The Contingency Fund reserve is intended to cover unforeseen expenditures that may arise in government programs.

—	The debt service reserve seeks to cover various contingencies, such as a bigger-than-anticipated increase in interest rates and sudden fluctuations on financial markets.

All told, the reserves included in the financial framework represent nearly $500 million annually.

In addition, under the Balanced Budget Act, a recorded surplus, that is, a budgetary balance that is greater than zero, must be allocated to the stabilization reserve.

—

This reserve is a budget tool created to facilitate multi-year planning of the government’s financial framework. It must be used first and foremost to keep the budget balanced and, subsidiarily, it may be used to reduce the debt through deposits in the Generations Fund.

As at March 31, 2023, the balance of the stabilization reserve will stand at $8.6 billion if the improvements in the financial framework are not used.

TABLE B.14

Operations in the stabilization reserve if the improvements in the financial framework are not used
(millions of dollars)
			Uses
	Balance,		Balanced	Generations	Balance,
Fiscal year	beginning of year	Allocations	budgets	Fund	end of year
2015-2016	—	2 191	—	—	2 191
2016-2017	2 191	2 361	—	—	4 552
2017-2018	4 552	2 303	—	—	6 855
2018-2019	6 855	—	–637	—	6 218
2019-2020	6 218	14	—	—	6 232
2020-2021	6 232	471	—	—	6 703
2021-2022	6 703	950	—	—	7 653
2022-2023	7 653	950	—	—	8 603

________________________________________
[6]	For further information, see the budget paper entitled Budgetary Process and Documents: Public Financial Accountability, published in March 2018.

B. 28	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

Past experience shows that the government is at risk from events that could impact its financial framework, such as an economic downturn. In this regard, the provisions built into the financial framework and the stabilization reserve will allow the government to counter risks that could influence the financial framework and thus respond to either a decline in revenue or an increase in unexpected expenditure of $11.2 billion.

More specifically, these margins could offset the effects that a significant economic slowdown, or even a historically average recession,7 would have on the budget.

TABLE B.15

Margins for prudence
(millions of dollars)
	2018-2019	2019-2020	2020-2021	2021-2022	2022-2023	Total
Contingency reserve	—	100	100	100	100	400
Contingency Fund reserve	359	300	300	300	300	1 559
Debt service reserve	50	150	150	150	150	650
Subtotal — Reserves	409	550	550	550	550	2 609
Stabilization reserve(1)						8 603
TOTAL	409	550	550	550	550	11 212

(1) If the improvements in the financial framework are not used.

________________________________________
7      For further information, see page 48 of the highlights of the pre-election report.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.29

3.     REVENUE AND EXPENDITURE FORECASTS

3.1    Change in revenue

This section presents the government’s consolidated revenue for 2017-2018 to 2020-2021.

Consolidated revenue totals $110.5 billion in 2018-2019, that is, $86.8 billion in own-source revenue and $23.7 billion in federal transfers.

—	Revenue will total $113.9 billion for 2019-2020 and $117.6 billion for 2020-2021.

Revenue growth is forecast at 2.3% in 2018-2019, 3.0% in 2019-2020 and 3.3% in 2020-2021.

TABLE B.16

Change in consolidated revenue
(millions of dollars)
	2017-2018	2018-2019	2019-2020	2020-2021
Own-source revenue
Own-source revenue excluding
that from government enterprises	80 626	82 510	85 058	87 760
% change	3.6	2.3	3.1	3.2
Government enterprises	5 092	4 339	4 463	4 779
% change	3.9	–14.8	2.9	7.1
Own-source revenue	85 718	86 849	89 521	92 539
% change	3.6	1.3	3.1	3.4
Federal transfers	22 367	23 670	24 344	25 034
% change	10.8	5.8	2.8	2.8
TOTAL	108 085	110 519	113 865	117 573
% change	5.0	2.3	3.0	3.3

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.31

3.1.1 Own-source revenue excluding that from government enterprises

Own-source revenue consists chiefly of tax revenue made up of personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes. Changes in own-source revenue are tied to economic activity and changes to the tax system.

Own-source revenue also includes revenue from other sources, that is, duties and permits and miscellaneous revenue, such as interest, the sale of property and services, as well as fines, forfeitures and recoveries.

Own-source revenue, excluding that from government enterprises, is expected to grow by 2.3% in 2018-2019 and will increase by 3.1% in 2019-2020 and 3.2% in 2020-2021.

TABLE B.17

Change in own-source revenue excluding that from government enterprises
(millions of dollars)
	2017-2018	2018-2019	2019-2020	2020-2021
Tax revenue
Personal income tax	29 398	31 005	32 385	33 713
% change	0.6	5.5	4.5	4.1
Contributions for health services	6 224	6 022	6 187	6 336
% change	4.3	–3.2	2.7	2.4
Corporate taxes	8 142	8 326	8 311	8 405
% change	8.9	2.3	–0.2	1.1
School property tax	2 243	1 817	1 706	1 779
% change	3.4	–19.0	–6.1	4.3
Consumption taxes	20 215	21 022	21 578	22 065
% change	4.8	4.0	2.6	2.3
Subtotal – Tax revenue	66 222	68 192	70 167	72 298
% change	3.2	3.0	2.9	3.0
Other revenue
Duties and permits	3 966	3 907	4 089	4 227
% change	20.3	–1.5	4.7	3.4
Miscellaneous revenue	10 438	10 411	10 802	11 235
% change	0.5	–0.3	3.8	4.0
Subtotal – Other revenue	14 404	14 318	14 891	15 462
% change	5.2	–0.6	4.0	3.8
TOTAL	80 626	82 510	85 058	87 760
% change	3.6	2.3	3.1	3.2

B. 32	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

The bulk of own-source revenue is deposited in the General Fund to finance the government’s missions. The remainder of this revenue is paid primarily into special funds (to fund specific programs) and the Generations Fund (to reduce the debt), as well as into non-budget-funded bodies and the health and social services and education networks (to fund their activities).

—	Growth in own-source revenue, before the measures already announced are taken into account, essentially reflects nominal GDP growth.[8]

________________________________________
[8]	See page A.26 of the March 2018 Québec Economic Plan for more information on the measures announced.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.33

[  ] Tax revenue

Personal income tax, the government’s largest revenue source, posts 5.5% growth in 2018-2019 and will increase by 4.5% in 2019-2020 and 4.1% in 2020-2021, settling at $31.0 billion, $32.4 billion and $33.7 billion, respectively.

—

This change reflects, in particular, the growth of household income, including wages and salaries, as well as the indexation of the personal income tax system and the progressive nature of the tax system.

—	It also reflects the contribution of pension income to the growth of income subject to tax, particularly income from private pension plans.

—	In addition, it takes into account the impact of various tax measures announced in the March 2018 Québec Economic Plan, including the enhancement of the tax credit for experienced workers.

Contributions for health services post a decline of 3.2% in 2018-2019 and will rise by 2.7% in 2019-2020 and 2.4% in 2020-2021, settling at $6.0 billion, $6.2 billion and $6.3 billion, respectively.

—

This change reflects the fact that wages and salaries are expected to grow by 4.7% in 2018, 3.2% in 2019 and 3.0% in 2020. It also takes into account the impact of the gradual reduction of the Health Services Fund (HSF) contribution rate for all Québec SMBs, as of the day following the March 2018 Budget Speech and enhanced in August 2018.

Revenue from corporate taxes shows growth of 2.3% in 2018-2019, then will vary by −0.2% in 2019-2020 and 1.1% in 2020-2021, attaining $8.3 billion 2018-2019 and in 2019-2020, and $8.4 billion in 2020-2021.

—	This change essentially reflects the projected growth of the net operating surplus of corporations, established at 4.8% in 2018, 4.7% in 2019 and 4.3% in 2020.

—

It also takes into account the measures implemented to ease the tax burden, including the gradual reduction of the general corporate income tax rate announced in the March 2015 Québec Economic Plan and the gradual reduction of the tax rate to 4% for all SMBs announced in the March 2018 Québec Economic Plan.

School property tax revenue declined by 19.0% in 2018-2019. It will decrease by 6.1% in 2019-2020 and rise by 4.3% in 2020-2021. The change in 2018-2019 and 2019-2020 essentially reflects the impact of the reform of the school tax system.

B. 34	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

Revenue from consumption taxes posts growth of 4.0% in 2018-2019 and will increase by 2.6% in 2019-2020 and 2.3% in 2020-2021, reaching $21.0 billion, $21.6 billion and $22.1 billion, respectively.

—	This increase mainly reflects growth in household consumption (excluding food products and housing) of 4.2% in 2018, 3.3% in 2019 and 3.0% in 2020.

—	The gradual elimination of restrictions on input tax refunds for large businesses as of January 1, 2018, puts downward pressure on the growth of consumption tax revenue.

[  ] Other revenue

Revenue from duties and permits shows a change of −1.5% in 2018-2019 and an increase of 4.7% in 2019-2020 and 3.4% in 2020-2021.

—	This change is explained primarily by the change in anticipated revenue under Québec’s cap-and-trade system for greenhouse gas emission allowances (carbon market).

Miscellaneous revenue shows a change of −0.3% in 2018-2019 and an increase of 3.8% in 2019-2020 and 4.0% in 2020-2021.

—

This growth stems mainly from the investment income of the Generations Fund and the anticipated revenue of special funds, non-budget-funded bodies, and the health and social services and education networks.

[  ] Assumptions, risks and sensitivity analysis • Assumptions

The forecast for own-source revenue excluding that from government enterprises is based on a number of assumptions, data elements and forecast models that take into account the economic outlook established by the Ministère des Finances.9 These models reflect the relations between a revenue source and its key economic determinants. For example:

—	the estimate of personal income tax is closely tied to changes in wages and salaries, pension income, self-employed income, capital gains and interest income;

—	the forecast of contributions for health services is directly affected by changes in wages and salaries;

________________________________________
[9]	The main assumptions underpinning the economic outlook established by the Ministère des Finances are presented on page B.7.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.35

—	the estimate of corporate taxes depends in large part on changes in the net operating surplus of corporations;

—	the forecast of Québec sales tax hinges primarily on the growth outlook for household consumption (excluding food products and housing) and residential investment;

—

the estimate of specific taxes (fuel, tobacco products and alcoholic beverages) reflects changes in the consumer price index and various economic indicators, such as gas prices and per capita household disposable income.

In addition, the own-source revenue forecast relies on the most recent data available during the establishment of the financial framework, such as Revenu Québec data derived from tax returns and tax bases, as well as preliminary public accounts data.

Lastly, estimates take into account the existing tax system and the anticipated financial impact of tax and budgetary measures announced by the Québec government, including the harmonization of such measures with the federal budget.

•    Risks

Completion of the accounting for 2017-2018 data, and in-year revenue monitoring for fiscal 2018-2019 are elements of risk and uncertainty that can produce results different from those forecast and affect revenue levels in 2018-2019 and subsequent years.

—	Final actual data for fiscal 2017-2018 will be released when the public accounts are tabled in fall 2018.

The forecasts for 2018-2019 and subsequent years carry a level of risk and uncertainty, given that they are based on assumptions concerning future events, such as changes in the economic situation.

—

For example, the forecast for corporate tax revenue entails a significant level of uncertainty due to the combination of several economic, decision-making and administrative factors, such as the legal framework allowing businesses to make tax-related choices concerning the use of loss carryovers, the possibility of adjusting installment payments and the time required to process income tax returns, which influences the accounting for corporate taxes.

B. 36	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Sensitivity analysis

In general, the nominal GDP forecast is a very good indicator of growth in own-source revenue, given the direct link between taxable bases and nominal GDP.

—	According to the overall sensitivity analysis, a variation of 1 percentage point in nominal GDP has an impact of about $700 million on the government’s own-source revenue.

This sensitivity analysis is based on an adjustment of each taxable base in proportion to the adjustment of nominal GDP.

—	In reality, a change in economic outlook can have a greater impact on certain economic variables, as well as greater repercussions on certain taxable bases and smaller ones on others.

Sensitivity analyses set an average historical relationship between the change in own-source revenue and growth in nominal GDP. Accordingly, while remaining valid, they may prove inaccurate for a given year depending on the economic situation.

—	Indeed, for a given year, economic fluctuations may have different impacts on revenue because of changes in the behaviour of economic agents.

—	In these situations, the variation in own-source revenue can be more or less pronounced compared to that in nominal GDP.

TABLE B.18

Sensitivity of own-source revenue to major economic variables

	Growth forecasts
Variable	for 2018	Impacts for fiscal 2018-2019

Nominal GDP	4.1%	A variation of 1 percentage point changes own-source revenue by approximately $700 million.

– Wages and salaries	4.7%	A variation of 1 percentage point changes personal income tax revenue by about $310 million.

– Employment insurance	−2.3%	A variation of 1 percentage point changes personal income tax revenue by approximately $5 million.

– Pension income	6.0%	A variation of 1 percentage point changes personal income tax revenue by about $50 million.

– Net operating surplus of corporations	4.8%	A variation of 1 percentage point changes corporate tax revenue by about $40 million.

– Consumption excluding food products and housing	4.2%	A variation of 1 percentage point changes QST revenue by about $160 million.

– Residential investment	9.0%	A variation of 1 percentage point changes QST revenue by about $25 million.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.37

3.1.2 Revenue from government enterprises

Revenue from government enterprises totals $4.3 billion in 2018-2019. It will reach $4.5 billion in 2019-2020 and $4.8 billion in 2020-2021.

—	The change in 2018-2019 mainly reflects decreased results of Hydro-Québec stemming from a forecast based on normal temperatures compared to the cold weather of the previous year.

—	The change in 2019-2020 mainly reflects the rise in the results of Hydro-Québec stemming from the expected growth of demand in Québec.

—	The change in 2020-2021 mainly reflects the rise in the results of Hydro-Québec stemming from the projected increase in net electricity exports and the expected growth of demand in Québec.

TABLE B.19
Changes in revenues from government enterprises
(millions of dollars)
	2017-2018	2018-2019	2019-2020	2020-2021
Hydro-Québec	2 475	2 075	2 275	2 575
Loto-Québec	1 310	1 230	1 219	1 221
Société des alcools du Québec	1 114	1 125	1 151	1 174
Other(1)	193	–91	–182	–191
TOTAL	5 092	4 339	4 463	4 779
% change	3.9	–14.8	2.9	7.1

(1)	Other revenue incorporates the forecast of other government enterprises, in particular that of Investissement Québec, and the impact of the Electricity Discount Program for Rate L Business Customers.

B. 38	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

[  ] Assumptions, risks and sensitivity analysis

•    Assumptions

The revenue forecasts of government enterprises vary mainly in light of Hydro-Québec’s results, since its revenue accounts for nearly half of revenue from government enterprises.

—	Hydro-Québec considers, in particular, normal temperatures, the setting of electricity rates by the Régie de l’énergie and energy prices on external markets to determine its forecasts.

—	Revenue from Loto-Québec and the Société des alcools du Québec is estimated, in particular, according to the consumption habits of their customers.

—	Revenue from Investissement Québec depends on economic conditions and the anticipated returns from investment projects.

•    Risks

The forecasts of government enterprises depend on the information available when they are produced. Information updates can thus affect the forecasts. Additionally, it should be noted that certain assumptions, such as weather conditions, are hard to forecast.

•    Sensitivity analysis

For Hydro-Québec, in 2018 a change of:

—	1.0US¢/kWh in energy prices on external markets has an impact of nearly $150 million impact on its net earnings;

—	a 1-percentage-point adjustment by the Régie de l’énergie in the electricity rates charged to Québec consumers changes its net earnings by nearly $110 million;

—	a variation of 1°C in winter temperatures compared to normal temperatures changes its net earnings by nearly $50 million.

In 2018, in the case of Loto-Québec, a 1% variation in sales changes its net earnings by more than $10 million.

In 2018, in the case of the Société des alcools du Québec, a 1% variation in sales changes its net earnings by more than $15 million.

In the case of Investissement Québec, a variation of 1 percentage point in interest rates changes its net earnings by nearly $10 million.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.39

3.1.3 Federal transfers

In 2018-2019, revenue from federal transfers stands at $23.7 billion, up 5.8% compared with the previous year. This growth results primarily from a 5.9% rise in equalization revenue stemming, in particular, from a $576 million adjustment payment of Québec.

In 2019-2020, federal transfer revenue will reach $24.3 billion, an increase of 2.8% . The change stems, in particular:

—

an anticipated increase of 9.3% in equalization revenue due, among other things, to an increase in the equalization envelope, which grows on pace with Canada's nominal GDP—the impact of the adjustment payment for 2018-2019 being included in the increase—and to wider gaps in fiscal capacity between the provinces compared to 2018-2019;

—	a decline in revenue from other programs, stemming, in particular, from the end of infrastructure programs under Phase 1 of the federal infrastructure plan.

In 2020-2021, federal transfer revenue will reach $25.0 billion, up 2.8% . As in 2019-2020, this change results in part from an anticipated rise in equalization revenue attributable to the increase in the equalization envelope, which grows in pace with Canada’s nominal GDP.

TABLE B.20

Changes in federal transfer revenues
(millions of dollars)
	2017-2018	2018-2019	2019-2020	2020-2021
Equalization	11 081	11 732	12 824	13 340
% change	10.5	5.9	9.3	4.0
Health transfers	6 096	6 326	6 640	6 905
% change	2.5	3.8	5.0	4.0
Transfers for post-secondary education
and other social programs	1 648	1 613	1 640	1 676
% change	0.8	–2.1	1.7	2.2
Other programs	3 542	3 999	3 240	3 113
% change	37.9	12.9	–19.0	–3.9
TOTAL	22 367	23 670	24 344	25 034
% change	10.8	5.8	2.8	2.8

B. 40	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

[  ] Assumptions, risks and sensitivity analysis

•   Assumptions

Revenue from federal transfers refers to federal government revenue paid to Québec pursuant to the Federal-Provincial Fiscal Arrangements Act, to which is added revenue from other programs under bilateral agreements.

•   Equalization

The equalization program is intended to make up the differences in the fiscal capacity of the provinces in relation to the average for the 10 provinces thereby enabling the equalization-receiving provinces to offer public services at a reasonably comparable level of quality.

—	Since 2009-2010, the equalization envelope has no longer corresponded to differences in fiscal capacity, because it grows at the same pace as Canada’s nominal GDP.

The calculation of equalization payments is based on the per capita fiscal capacity of a province, which is defined as the revenue that the province would obtain if it applied the average tax rates in effect in the ten provinces to its own tax bases.

—	To establish Québec’s payments, the fiscal capacity of each of the provinces, based on economic and fiscal data, must be considered.

Québec’s equalization revenue for 2018-2019 and previous years was confirmed by the federal government and will not be adjusted.

Moreover, in its 2018 budget, the federal government confirmed that technical changes would be made to the equalization program for the period from April 1, 2019 to March 31, 2024. The main changes, which were incorporated into the forecast, are as follows:

—	inclusion of refundable tax credits in corporate income in the corporate income tax base;

—	treatment of revenue from the sale of cannabis similar to that of revenue from the sale of alcohol, in the consumption tax base;

—	minor changes to the calculation of the consumption tax base.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.41

•    Health transfers and transfers for post-secondary education and other social programs

Health transfers comprise revenue from the Canada Health Transfer (CHT) and the attendant targeted funds determined by the federal government in its 2017 budget. Transfers for post-secondary education and other social programs are determined according to revenue from the Canada Social Transfer (CST).10

—	The Canada Health Transfer envelope increases at the same pace as Canada’s nominal GDP, while the Canada Social Transfer increases by 3% a year.

—	The budget allowances are broken down per capita.

•    Other programs

Revenue from other programs stems, by and large, from agreements with the federal government that have different objectives (e.g., integration of immigrants, labour market agreements and infrastructure agreements).

•    Risks

•    Equalization

The main risk with respect to equalization forecasting concerns the estimation of the fiscal capacity of each of the provinces, since the federal government does not release forecasts for equalization payments by province. The federal government publishes only the equalization payments of each of the provinces for the current year and a five-year projection of the overall equalization envelope. Provinces receiving equalization must therefore make their own equalization revenue forecast using a detailed formula.

—

In particular, estimating Québec’s equalization revenue involves forecasting the fiscal capacity of each of the provinces, which requires many variables to be taken into account (e.g., the basic federal tax (BFT) for the personal income tax base and the net operating surplus for the corporate income tax base).

—

In addition, provinces do not have access to all data used by the federal government (certain data are confidential) in determining the breakdown of the envelope for the current year, which would be helpful in forecasting the allocation of envelopes in future years.

—	The equalization program is usually reviewed every five years. A review can result in changes to the equalization formula.

________________________________________
[10]

Québec’s CHT and CST revenue are deducted from the value of the special Québec abatement (8.5% of the BFT in Québec, for the purposes of the CHT, and 5% of the BFT in Québec, for the purposes of the CST).

B. 42	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Health transfers and transfers for post-secondary education and other social programs

The main risks with respect to forecasting CHT and CST revenue concern the estimation of the value of the special Québec abatement, which is based on Québec’s economic variables and the impact of any fiscal changes to the BFT by the federal government and the estimated population of the provinces and territories.

•    Sensitivity analysis

The forecast revenues from equalization, the CHT and the CST hinge, in particular, on the following economic and demographic variables:

—	growth of Canada’s nominal GDP, because the equalization and CHT envelopes grow in pace with Canada’s nominal GDP;

—	growth in wages and salaries, the main indicator of the BFT, which determines:

—	Québec’s fiscal capacity in regard to the personal income tax base considered in the equalization program,

—	the value of the special Québec abatement, which is subtracted from the CHT and the CST (respectively 62% and 38% of the 13.5 BFT points in Québec);

—	Québec’s share of provincial populations, given that:

—	equalization revenue is calculated on the basis of a province’s per capita fiscal capacity,

—	the CHT and the CST are allocated on a per capita basis.

In addition to the equalization revenue forecast, the sensitivity analysis takes into account the net operating surplus of corporations, the main indicator of taxable corporate income, which determines Québec’s fiscal capacity in regard to the corporate income tax base.

Sensitivity analyses may not apply for a given year because of special economic conditions or changes made by the federal government to the operation of these transfers.

Moreover, the sensitivity analysis of equalization revenue is based on an increase of 1 percentage point in the growth of Québec’s economic variables, without any impact on the growth of those of the other provinces.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.43

TABLE B.21

Sensitivity of federal transfer revenue to major economic and demographic variables

Variable	Forecasts for 2018	Impacts for fiscal 2018-2019

Growth in Canada’s nominal GDP

– Equalization	4.0%(1)	An increase of 1 percentage point raises equalization revenue by approximately $20 million.

– CHT	4.0%(1)	An increase of 1 percentage point raises CHT revenue by about $30 million.

Growth in wages and salaries in Québec

– Equalization(2)	4.7%	An increase of 1 percentage point reduces equalization revenue by approximately $40 million.

– CHT and CST	4.7%	An increase of 1 percentage point reduces CHT and CST revenue by around $45 million.

Québec’s share of the population

– Equalization(2)	22.6%	An increase of 0.1 percentage point raises equalization revenue by about $60 million.

– CHT and CST	22.6%	An increase of 0.1 percentage point raises CHT and CST revenue by approximately $50 million.

Growth of net operating surplus of corporations in Québec

– Equalization(2)	4.9%	An increase of 1 percentage point reduces equalization revenue by approximately $5 million.

(1)

The growth of 4.0% in Canada’s nominal GDP in 2018 is based on federal equalization and CHT calculations for 2018-2019 and will not be revised. The impacts for 2018-2019 are provided for information purposes.

(2)	Due to the two-year lag in the equalization formula, increased growth in 2018 will have an impact as of 2020-2021. The impact for 2018-2019 and 2019-2020 is nil.

B. 44	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

3.2    Change in expenditure

Consolidated expenditure consists of mission expenditures tied to the delivery of public services and debt service.

Consolidated expenditure totals $108.7 billion in 2018-2019, with 5.0% growth compared to the previous year. It will reach $111.0 billion in 2019-2020 and $114.0 billion in 2020-2021. Consolidated expenditure will grow by 2.2% and 2.7%, respectively, for these two years.

TABLE B.22

Changes in consolidated expenditure
(millions of dollars)
	2017-2018	2018-2019	2019-2020	2020-2021
Mission expenditures	94 249	99 379	101 762	104 670
% change	5.9	5.4	2.4	2.9
Debt service	9 240	9 286	9 282	9 341
% change	–3.0	0.5	–0.0	0.6
TOTAL	103 489	108 665	111 044	114 011
% change	5.0	5.0	2.2	2.7

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.45

3.2.1 Mission expenditures

In 2018-2019, expenditures for the two chief missions total:

—	$42.0 billion for the Health and Social Services mission, representing 4.5% growth compared to 2017-2018;

—	$23.9 billion for the Education and Culture mission, representing 4.5% growth compared to 2017-2018.

In particular, the spending targets established facilitate the funding, for 2018-2019, of all costs related to program renewal and the measures in the March 2018 Québec Economic Plan. For 2019-2020 and 2020-2021, there is a gap of less than $900 million between government program renewal costs and the established spending target. It is manageable with the normal expenditure management process.

TABLE B.23

Mission expenditures
(millions of dollars)
	2017-2018	2018-2019		2019-2020	2020-2021
Health and Social services	40 213	42 020		43 571	45 398
% change	3.8	4.5	(1)	3.7	4.2
Education and Culture	22 785	23 907		24 655	25 517
% change	5.3	4.5	(1)	3.1	3.5
Economy and Environment	14 309	15 044		15 035	14 487
% change	16.0	5.1		–0.1	–1.3
Support for Individuals and Families	9 816	10 166		10 251	10 481
% change	2.4	4.4	(1)	0.8	2.2
Administration and Justice	7 126	7 883		7 950	8 127
% change	6.2	10.6		0.8	2.2
Contingency Fund reserve	—	359		300	300
TOTAL	94 249	99 379		101 762	104 670
% change	5.9	5.4		2.4	2.9

(1)

To assess growth in 2018-2019 according to spending levels determined on a comparable basis, the percentage changes for that year were calculated by excluding, from 2017-2018 expenditures, transfers from the provision for francization attributed to the Health and Social Services mission ($12 million) and the Support for Individuals and Families mission ($75 million), and including them in the 2017-2018 expenditures of the Education and Culture mission.

B. 46	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

Mission expenditures

The government divides its primary functions, or major areas of activity, into five public service missions:

–	Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

–	Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

–	Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

–	Support for Individuals and Families, which primarily includes measures pertaining to last resort financial assistance and assistance for families and seniors, as well as certain legal aid measures;

–	Administration and Justice, which consists of the activities of legislature, central bodies and public security, as well as administrative programs.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.47

[  ] Assumptions, risks and sensitivity analysis

•    Assumptions

The Ministère des Finances establishes the multi-year spending target for the time frame of the financial framework.

—	The target is essentially established according to the government’s budgetary policy directions.

—	It is dependent on program renewal costs and revenue trends, as well as on the analysis and in-year monitoring of the government’s revenue and expenditure.

At the same time, the Secrétariat du Conseil du trésor, in collaboration with government departments and public bodies, estimates the cost of renewing government programs.

The cost of renewing government programs represents an assessment of the costs associated with the renewal of service delivery and existing programs.

—

Given the sensitivity of expenditures to certain economic, demographic and wage parameters, the renewal cost calculation considers, in particular, elements such as the indexing of the prices of goods and services and variations in clienteles.

—	It also takes into account the impact of government decisions pertaining, for example, to the cost of collective agreements or the implementation costs of recent budgetary measures.

TABLE B.24

Factors affecting government program renewal costs
and the multi-year spending target
Cost of renewing government programs	Multi-year spending target
– Change in clientele – Price fluctuation	– Financing capacity that depends, in particular, on revenue trends
– Enhancement of public services	– Fiscal and budgetary policies
– New measures	– Budgetary guidelines, including new measures in the budget
– Monitoring during the year of revenue and expenditure

B. 48	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

Bodies in the networks

Bodies in the health and social services network

Bodies in the health and social services network include integrated health and social services centres and other public institutions, as well as regional authorities.

–	For example, they include local community service centres, hospital centres, residential and long-term care centres, child and youth protection centres as well as rehabilitation centres.

Mission expenditures of bodies in the health and social services network amount to $26.5 billion in 2018-2019, an increase of 3.5%. These expenditures will reach $27.5 billion in 2019-2020 and $28.7 billion in 2020-2021, a rise of 3.6% and 4.5%, respectively.

Mission expenditures of bodies in the health and social services network
(millions of dollars)
	2017-2018	2018-2019	2019-2020	2020-2021
Mission expenditures	25 652	26 545	27 499	28 727

% change	4.9	3.5	3.6	4.5

Bodies in the education networks

Bodies in the education networks consist of school boards, the Comité de gestion de la taxe scolaire de l’Île de Montréal, CEGEPs and the Université du Québec and its constituents.

Mission expenditures of bodies in the education networks amount to $17.3 billion in 2018-2019, representing a change of 5.1%. These expenditures will reach $18.1 billion in 2019-2020 and $18.6 billion in 2020-2021, representing a change of 4.8% and 3.1%, respectively.

Mission expenditures of bodies in the education networks
(millions of dollars)
	2017-2018	2018-2019	2019-2020	2020-2021
Mission expenditures	16 413	17 251	18 080	18 634

% change	5.2	5.1	4.8	3.1

|	Detailed Report Prepared in Accordance with Provisions in the Act	B 49

The multi-year spending target is compared with the cost of renewing government programs, in order to manage any existing gaps.

In cases where the cost of renewing government programs falls below the multi-year spending target, a fiscal space is available to implement initiatives or reduce the expenditure target.

To ensure funding for existing public services and programs, the gap between government program renewal costs and the spending target must be closed for the fiscal year covered by the budget.

For subsequent fiscal years, shortfalls can remain. This gives the government the necessary time during the year to manage the gaps and determine measures to close them.

Thus, at the time of the next budget and further to an update of government program renewal costs, the existing gap for the year covered by the budget must in turn be closed.

B. 50	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Assumptions with respect to demographics

Changes in the size and structure of the population based on the various age groups comprising it affect the level and composition of public spending.

—	Population growth drives spending upward to maintain the basket of public services.

—	In addition, the type and cost of public services differ depending on the age group, particularly:

—	parents of children under 5 years of age have access to daycare places;

—	children aged 5 to 16 receive education services at the elementary and secondary levels;

—	a proportion of 17-to24-year-olds attend higher education institutions.

In the coming years, the number of individuals in the 5-to-16 age group will increase the most in the population under 24 years of age, by an average of 1.6% per year.

These assumptions are taken into consideration in assessing the costs of renewing portfolios that provide services to specific clienteles—for example, the Éducation and Enseignement supérieur portfolio.

CHART B.3

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.51

The rise in the population aged 65 and over affects spending on health and social services.

—	It will also have an impact on renewal costs.

In the past 10 years, the percentage of individuals aged 65 and over has risen from 14.6% in 2008 to 19.0% in 2018 of the total population.

B. 52	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Assumptions with respect to prices

•    Inflation

Public spending is influenced by the price of services funded by the government, the change of which is closely tied to the change in the general level of prices in the economy, i.e. inflation.

The consumer price index is used to measure inflation and facilitates the estimate between two given periods of the average change in the prices of the products that households consume.

Over the next five years, the average annual increase in the price index will be approximately 2%.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.53

•    Remuneration of government employees

Prices for public services as a whole also take into consideration the impact of salary increases and of higher costs for pay equity maintenance and special agreements.

Remuneration agreements covering a period of at least five years were entered into with most government employees, facilitating the predictability of government spending.

—	In particular, the agreements provide for annual increases of 1.5%, 1.75% and 2.0% as at April 1, 2016, 2017 and 2018, respectively.

TABLE B.26
Negotiated salary increases for the 2015-2020 period
(per cent)
	2015-2016	2016-2017	2017-2018	2018-2019	2019-2020
Salary parameters	—	1.50	1.75	2.00	—
Lump-sum payments	1.00	—	—	—	0.50
Salary relativity	—	—	—	—	2.40	(1)
Specific settlements	—	—	—	0.70	0.40

Note: Represents the wage increases negotiated with the common front.
(1) This is the ultimate impact, which stands at 2.0% in 2019-2020.
Source: Secrétariat du Conseil du trésor.

B. 54	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Medical compensation

The price of public services also includes the effects stemming from medical compensation agreements.

The agreements reached, which cover the period from 2015 to 2023, will ensure that spending on medical compensation remains stable and predictable.

Payments under these agreements represent $7.7 billion in 2018-2019. They will reach $8.0 billion in 2019-2020.

—

The increase in medical compensation will average 2.8% from 2017-2018 to 2022-2023. This change is the result of a 2.0% increase per year for the evolution of medical practice, that is, the number of acts performed, and a 0.8% increase for other factors.

TABLE B.27
Medical compensation agreements
(millions of dollars)
	2017-	2018-	2019-	2020-	2021-	2022-	2017-2018 to
	2018	2019	2020	2021	2022	2023	2022-2023 (1)
Amounts stipulated in the medical compensation agreements	7 611	7 655	8 007	8 179	8 398	8 709
% change	3.1	0.6	4.6	2.1	2.7	3.7	2.8
Change in $million, that is:	227	44	352	172	219	311
– Evolution of medical
practice	139	145	148	152	159	165	2.0
– Other factors	88	–101	203	20	61	145	0.8

Note: Totals may not add due to rounding.
(1) Average annual in percent.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.55

Evolution of medical practice

Under the agreements concluded with the medical federations, the medical compensation envelope for the period from 2017-2018 to 2022-2023 will increase by an average of 2.8% per year.

The annual envelopes provide for:

–	a 2.0% increase for the evolution of medical practice;

•

The evolution of medical practice is the increase in the volume of care required to meet demand. It stems from the effects of the growth and aging of the population, and results in the addition of physicians.

–	an increase of 0.8% for various other factors.

•	These factors include the rate increases provided in the agreements and measures to improve access to medical services.

•

These measures include, for example, the program to improve access to magnetic resonance imaging for specialist doctors and the implementation of conditions for family physicians concerning the overall care and continuity of medical services for persons in residential and long-term care centres (CHSLDs).

Increase in medical compensation
(per cent)
2017-2018
to 2022-2023
% annual change
– Evolution of medical practice	2.0
– Other factors	0.8
TOTAL	2.8

Source:	Secrétariat du Conseil du trésor.

B. 56	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

Natural spending growth

For the purposes of medium-term and long-term planning, the government assesses spending trends on the basis of demographics, that is, changes in the clienteles of each of the government’s sectors of activity, and price changes.

–	Natural growth is used to assess the increase in spending requirements in the medium and long term, by major government sector of activity, so as to maintain the existing basket of services.

Changes in clienteles

Spending is influenced by increases in the total population and the various age groups.

In the coming years, Québec’s population will continue to grow, but more slowly than in the past. However, the changes will be more significant in certain age groups.

–	For example, the 1.3% average annual increase in the under-5 age group over the past ten years will fall to an average annual increase of 0.1% by 2028.

Population growth in Québec
(average annual per cent growth rate)
	From 2008	From 2019
	to 2018	to 2028
Total population growth	0.9	0.7
Population growth by age group
Under 5 years	1.3	0.1
5 to 16 years	–0.1	1.1
17 to 24 years	–0.3	0.3
25 to 64 years	0.5	–0.3
65 years and over	3.5	3.1
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Change in the price of public services

Public spending is influenced by the price of services funded by the government, the change of which is closely tied to the change in the general level of prices in the economy, i.e. inflation.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.57

Natural spending growth (continued)

Growth necessary to maintain the basket of services

Because of the change in demographics and prices from 2019-2020 to 2029-2030 forecast in each of the portfolios, 3.1% average annual natural growth in mission expenditures is necessary for the basket of services to remain constant.

–	In the case of health and social services, the average annual growth necessary is 3.8%.

•	The impact of prices will be 2.1 percentage points, while the impact of demographics will be 1.7 percentage point.

–	In the case of education and higher education and support for families, the average annual growth necessary is 2.6% and 2.3%, respectively.

•	In the case of education and higher education, the impact of prices will be 1.9 percentage point, while the impact of demographics will be 0.6 percentage point.

B. 58	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

Natural spending growth (continued)

Growth in health and social services spending

Growth in health and social services program spending is forecast at 3.7% for 2017-2018, 5.0% for 2018-2019 and 4.0% for the following two years. For these four years, growth will average 4.2% per year.

–

In addition, growth in the spending of health and social services institutions, which provide most direct services to the Québec public, will reach 3.5% in 2018-2019. It will average 4.0% annually from 2018-2019 to 2020-2021.

The growth allocated to health and social services exceeds by 0.4 percentage point what is needed by the government to fund natural growth in health spending, which will average 3.8% annually from 2019-2020 to 2029-2030.

–	This difference is sufficient to fund the use of new technologies and more health care and social services.

Growth in education and higher education spending

Growth in education and higher education program spending is forecast at 5.6% for 2017-2018, 7.6% for 2018-2019, 4.6% for 2019-2020 and 3.5% for 2020-2021, which represents an average annual growth of 5.2%.

–	Growth in the spending of educational institutions[1] that provide services to students will reach 5.1% in 2018-2019. It will average 3.9% annually from 2018-2019 to 2020-2021.

This growth exceeds by 2.6 percentage points that needed by the government to fund natural growth in education spending, which will average 2.6% annually from 2019-2020 to 2029-2030.

–	This difference is sufficient to ensure services are enhanced.

Note: Government department program expenditures are presented in Appendix 3.
1 Excluding chartered universities and private educational institutions.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.59

•    Risks

Changes in target clienteles can have an impact on the expenditures of a government department.

—

For example, a change in the number of last resort financial assistance recipients due to an economic slowdown could pose a risk and affect the spending forecasts for the Ministère du Travail, de l’Emploi et de la Solidarité sociale.

—	An unforeseen change in staffing at elementary and secondary schools, CEGEPs or universities could increase the expenditures of the Éducation et Enseignement supérieur portfolio.

—	A change in the subsidized childcare services clientele could affect the expenditures of the Famille portfolio.

Technological change can also cause spending changes in certain sectors.

—	Health and social services spending, for example, is in large part tied to the cost of prescription drugs and diagnostic equipment, which are technology intensive.

In general, expenditures can be changed, for example as when new, specific needs arise in the population.

It should be noted that a change in the general level of prices can have an impact on public spending as a whole. The risk affects the government’s various portfolios differently.

Furthermore, changes in government employees’ salaries are set out in agreements, enhancing the predictability of the increases.

—	Renewal of agreements can influence the change forecast in the financial framework.

B. 60	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

•    Sensitivity analysis

The financial framework forecasts take into account:

—	budgetary choices, which stem from the prioritization of certain sectors over others in the allocation of spending;

—	economic variables, which are tied to demographic factors (population changes) and price factors (inflation).

The following tables show the sensitivity of program spending to certain changes at the budgetary level and in economic factors.

—	It should be noted that such data are indications and that repercussions may vary depending on the nature and interaction of risk factors.

•    Budgetary choices

Program spending may vary according to the government’s choices in allocating its available budgetary resources.

Accordingly, a 1% variation in the program spending of:

—	the Santé et Services sociaux portfolio would lead to a variation of about $390 million in such spending;

—	In particular, 1% growth in the costs of health care technologies would have an impact of $235 million.

—	the Éducation et Enseignement supérieur portfolio would result in a change of approximately $200 million in such spending;

—	the Famille portfolio would lead to a change of approximately $30 million in such spending.

In the case of the other portfolios, a 1% variation in program spending would result in a change of $170 million in such spending.

TABLE B.28

Sensitivity of program spending to a variation of 1% in each departmental portfolio
(millions of dollars)
Impact for fiscal 2018-2019
Santé et Services sociaux	390
Éducation et Enseignement supérieur	200
Famille	30
Other portfolios	170
TOTAL – PROGRAM SPENDING	790

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•    Economic variables

The analysis conducted also made possible the estimation of the sensitivity of program spending to certain important economic variables.

•    Demographics

Spending is also affected by changes in total population and in the size of the clientele for certain services.

For example, a 1% variation in total population would change spending by $580 million, that is, 0.7 percentage point of total spending.

—	Spending would vary by 0.7 percentage point for the Santé et Services sociaux portfolio and 0.8 percentage point for the Éducation et Enseignement supérieur portfolio.

A 1% variation in the number of people aged 0-4, that is, the population that affects, in particular, the demand for childcare services, would have a $50 million impact on total spending.

—	The Famille portfolio would be affected the most by such a variation. Its spending would change by 1.0 percentage point.

A 1% variation in the number of people aged 65 and over would lead to a variation of $180 million in total spending.

—	Spending for the Santé et Services sociaux portfolio would vary by 0.4 percentage point.

•    Prices

Public spending is influenced by the price of services provided by the government, the change in which is closely tied to that in the general level of prices in the economy, that is, inflation.

Accordingly, a uniform variation in prices could lead to changes in program spending.

—

However, a large share of spending consists of government employee remuneration, which increases essentially as set out in collective agreements. Therefore, a variation in prices would not affect that portion of spending.

—	For example, a 1% variation in the salaries of government employees, excluding physicians, would change spending on the order of $375 million.

The results show that a 1% variation in prices would lead to a variation of $280 million, or 0.3 percentage point, in total spending.

—

In particular, spending for the Santé et Services sociaux portfolio would vary by 0.3 percentage point and that for the Éducation et Enseignement supérieur portfolio, by 0.2 percentage point; spending relating to the Famille portfolio and the Travail, Emploi et Solidarité sociale portfolio would both vary by 0.9 percentage point.

B. 62	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

TABLE B.29
Sensitivity of program spending to a variation of 1% in each economic variable
		Impact for fiscal
		2018-2019
			(percentage
Economic variables		($million)	point)
Demographics
Total population	Total spending	580	0.7
	By portfolio
	– Santé et Services sociaux		0.7
	– Éducation et Enseignement supérieur		0.8
	– Famille		1.0
	– Other		0.6
0 to 4 years	Total spending	50	0.1
	By portfolio
	– Famille		1.0
5 to 16 years	Total spending	110	0.1
	By portfolio
	– Éducation et Enseignement
	supérieur		0.4
17 to 24 years	Total spending	110	0.1
	By portfolio
	– Éducation et Enseignement
	supérieur		0.4
65 years and over	Total spending	180	0.2
	By portfolio
	– Santé et Services sociaux		0.4
Prices
Inflation	Total spending	280	0.3
	By portfolio
	– Santé et Services sociaux		0.3
	– Éducation et Enseignement supérieur		0.2
	– Famille		0.9
	– Travail, Emploi et Solidarité sociale		0.9
	– Other		0.6
|	Detailed Report Prepared in Accordance with Provisions in the Act	B.63

3.2.2 Debt service

Debt service corresponds to the amount of interest that has to be paid on the debt on financial markets, i.e. direct debt service, plus interest on the liability for the retirement plans and other future benefits.

From 2018-2019 to 2020-2021, direct debt service will grow mainly because of the anticipated increase in interest rates and the government’s capital investments.

Interest on liabilities with regard to pension plans and future employee benefits will decline due to the investment income of the Retirement Plans Sinking Fund (RPSF), which increases every year. The RPSF shows continued growth driven by returns and the absence of withdrawals.

Overall, debt service increases by 0.5% in 2018-2019. It will remain stable in 2019-2020 and rise by 0.6% in 2020-2021.

TABLE B.30

Change in debt service
(millions of dollars)
	2017-2018	2018-2019	2019-2020	2020-2021
Direct debt service(1)	7 468	7 913	8 275	8 561
Interest on the liability for the retirement plans and other employee future benefits(2)	1 772	1 373	1 007	780
TOTAL	9 240	9 286	9 282	9 341
% change	–3.0	0.5	–0.0	0.6

(1)

Direct debt service includes revenue from the Sinking Fund for government borrowings, recorded as a deduction. This revenue comprises investment income and gains and losses on dispositions. The revenue forecast for the Sinking Fund for government borrowings being closely tied to interest rate trends, it can be adjusted upward or downward.

(2)

This corresponds to the interest on obligations relating to retirement plans and other employee future benefits of public and parapublic sector employees, minus the investment income of the Retirement Plans Sinking Fund, individual funds and funds for other employee future benefit programs.

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[  ] Assumptions, risks and sensitivity analysis

•    Assumptions

The debt service forecast is based primarily on the debt level and interest rate forecasts.

•    Risks

The main risk with respect to the debt service forecast is a higher-than-anticipated increase in interest rates or a lower-than-anticipated return on the RPSF.

The RPSF is an asset that was created for the purpose of paying the retirement benefits of public and parapublic sector employees, and is managed by the Caisse de dépôt et placement du Québec.

Revenue from the RPSF is recorded as a deduction from debt service. Accordingly, a lower-than-anticipated return would drive up debt service.

•    Sensitivity analysis

A greater-than-anticipated rise in interest rates of 1 percentage point over a full year would increase interest expenditure by approximately $250 million.

A return of 1 percentage point less than the anticipated return on the RPSF would lead to a $20 million increase in debt service the following year.

A change in the value of the Canadian dollar compared with other currencies would have no impact on debt service, because the government’s debt has no foreign currency exposure.

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4.    DEBT

Several debt concepts are used to measure a government’s indebtedness. The following table presents the five-year forecast for the gross debt, the net debt and the debt representing accumulated deficits.

The gross debt amounted to $201.1 billion, or 48.5% of GDP, as at March 31, 2018.

The net debt stood at $179.3 billion, or 43.2% of GDP, as at March 31, 2018, while the debt representing accumulated deficits was $115.1 billion, or 27.7% of GDP.

A decline relative to GDP is anticipated in the coming years for the three debt concepts.

TABLE B.31

Debt of the Québec government as at March 31 if the improvements in the financial framework are not used
(millions of dollars)
	2017	2018	2019	2020	2021	2022	2023
GROSS DEBT(1)	203 490	201 072	205 030	205 532	207 528	207 218	206 761
% of GDP	51.5	48.5	47.5	46.1	45.1	43.7	42.4
Less: Financial assets, net
of other liabilities	–21 735	–21 794	–24 410	–24 653	–26 995	–28 478	–30 217
NET DEBT	181 755	179 278	180 620	180 879	180 533	178 740	176 544
% of GDP	46.0	43.2	41.8	40.5	39.2	37.7	36.2
Less: Non-financial assets	–68 906	–71 025	–74 221	–77 201	–80 317	–82 739	–84 995
Plus: Stabilization reserve	4 552	6 855	6 218	6 232	6 703	7 653	8 603
DEBT REPRESENTING ACCUMULATED DEFICITS(2)	117 401	115 108	112 617	109 910	106 919	103 654	100 152
% of GDP	29.7	27.7	26.1	24.6	23.2	21.9	20.5

(1)	The gross debt excludes pre-financing and takes into account the sums accumulated in the Generations Fund.
(2)

In accordance with the Act to reduce the debt and establish the Generations Fund, debt representing accumulated deficits comprises the accumulated deficits presented in the government’s financial statements, increased by the balance of the stabilization reserve.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.67

[  ] Assumptions, risks and sensitivity analysis

•    Assumptions

The main factors in gross debt growth are:

—	change in the budgetary balance;

—	A budgetary deficit, as the case may be, increases the debt.

—	Conversely, a budgetary surplus reduces the gross debt.

—	capital investments, which flow from the Québec Infrastructure Plan and for which borrowings must be made;

—	government investments in businesses, primarily government enterprises, which are called investments, loans and advances;

—	Such investments may be made through advances or capital outlays, or by allowing government enterprises to keep part of their net earnings.

—

For example, each year Hydro-Québec pays the government a dividend that corresponds to 75% of its net earnings. Hydro-Québec uses the portion (25%) not paid to the government to fund its own investments, particularly hydroelectric dams. For the government, this constitutes an investment in Hydro-Québec that creates a financial requirement and thus leads to an increase in the gross debt.

—	deposits made annually in the Generations Fund reduce the gross debt.

B. 68	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

To illustrate, over the next five years, from 2018-2019 to 2022-2023, the gross debt will rise by $5.7 billion, primarily because of capital investments. This factor will increase the gross debt by $14.0 billion.

CHART B.6

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•    Risks

Several risks can affect the level of the gross debt, for example:

—	a budgetary deficit further to a marked economic slowdown would increase the gross debt;

—	a smaller-than-anticipated increase in capital investments would lead to a reduction in the gross debt.

Lastly, the amounts dedicated to the Generations Fund are managed by the Caisse de dépôt et placement du Québec, in accordance with an investment policy established by the Ministère des Finances in cooperation with the Caisse. The investment income of the Generations Fund is subject to the risk that the return will be lower than anticipated, because of changes in the economic and financial situation.

•    Sensitivity analysis

A budgetary deficit or a rise in capital investment would increase the gross debt by the same amount.

In regard to the investment income of the Generations Fund, an achieved return that is 1 percentage point below the projected return would have an impact of $115 million on the debt.

B. 70	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

The budget leeway achieved through repayment of the debt

Using $2 billion a year from the Generations Fund to pay the debt will both ensure that the debt reduction objectives are achieved by 2025-2026 and reduces government spending on interest on the debt for the benefit of Quebecers as a whole.

Savings on debt service

The use of the Generations Fund to pay the debt will achieve nearly $1.1 billion in savings on debt service over five years, thereby increasing by an equivalent amount funding of public services.

Interest savings on the debt stemming from debt repayment
(millions of dollars)

	2018-	2019-	2020-	2021-	2022-
	2019-	2020-	2021-	2022-	2023-	Total

Interest savings on the debt	61	130	209	295	383	1 078

This decision was also motivated by a desire to realize a part of the investment income at the end of an economic cycle, thereby reducing the government’s exposure to market risks. Credit rating agencies and financial institutions endorsed the government’s decision. In a March 28, 2018 press release, Moody’s credit rating agency, noted that:

“The province is able to maintain a forecast of continued surpluses through to 2022-2023 which is credit positive. Additionally, Québec will begin to see benefits from its Generations Fund, a fund dedicated to debt reduction, through its use of decreasing the refinancing the province requires. This will reduce the province’s debt service payments at a time when interest rates are expected to rise, another credit positive.”

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The budget leeway achieved through repayment of the debt (continued)

Continued growth of the Generations Fund

Moreover, because the annual deposits in the Generations Fund exceed $2 billion, the balance of the fund will continue to increase from $12.8 billion as at March 31, 2018 to $17.8 billion as at March 31, 2023.

The same goes for investment income, which will continue to rise.

Less investment income

Investment income will be lower than it would be had it been decided not to use the Generations Fund to reduce the debt on financial markets.

The difference is an estimated $1.9 billion over five years and is higher than savings on debt service that will be achieved because the yield assumption exceeds the government’s borrowing cost.

Lower investment income stemming from the use of the Generations Fund to repay the debt
(millions of dollars)

	2018-	2019-	2020-	2021-	2022-
	2019	2020	2021-	2022-	2023-	Total

Lower investment income	87	205	358	549	711	1 910

Effect on the debt burden

Higher investment income would have resulted in additional deposits in the Generations Fund and a slightly smaller debt. As at March 31, 2023, gross-debt-to-GDP ratio should stand at 42.4%. Had it been decided not to make any withdrawals from the Generations Fund, the gross-debt-to-GDP ratio as at March 31, 2023 would instead stand at 42.0% of GDP, a 0.4 percentage point difference.

B. 72	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

5.    REPORTS ON THE APPLICATION OF THE LEGISLATION RESPECTING A
       BALANCED BUDGET AND THE GENERATIONS FUND

5.1 The Balanced Budget Act

[  ] Current stipulations and requirements of the Act

The purpose of the Balanced Budget Act is to oblige the government to maintain a balanced budget and, to that end, to table balanced budget estimates. Generally speaking, the Act sets out the applicable rules in the case of a surplus or a deficit.

[  ] Budgetary balance within the meaning of the Balanced Budget Act

Under the Balanced Budget Act, the objectives of the Act are achieved if the budgetary balance, calculated in accordance with the Act, is zero or positive. Table B.32 shows the components that enable the government to establish the budgetary balance within the meaning of the Act.

For fiscal 2008-2009, the budgetary balance within the meaning of the Act was maintained. From 2009-2010 to 2014-2015, the budgetary balance was a deficit, as allowed under the Act.

In 2015-2016 and 2016-2017, a balanced budget was achieved. The surpluses recorded of $2.2 billion and $2.4 billion, respectively, were entirely earmarked for the stabilization reserve, in accordance with the Act, thereby bringing the budgetary balance calculated, once the reserve was considered, to zero for each of the fiscal years.

|	Detailed Report Prepared in Accordance with Provisions in the Act	B.73

B.74

TABLE B.32

Fiscal year	Surplus (deficit) presented in the public accounts[1]	Generations Fund	Accounting and other changes	Budgetary balance within the meaning of the Act	Stabilization reserve: Surplus of the year	Stabilization reserve: Allocations	Stabilization reserve: Uses	Budgetary balance within the meaning of the Act after reserve[2]
2008-2009	−1 258	−587	—	−1 845	—	−109[3]	1 845	—
2009-2010	−2 940	−725	58[4]	−3 607	—	—	433	−3 174[5]
2010-2011	−2 390	−760	—	−3 150	—	—	—	−3 150[5]
2011-2012	−1 788	−840	—	−2 628	—	—	—	−2 628
2012-2013	−2 515	−961	1 876[6]	−1 600	—	—	—	−1 600[7]
2013-2014	−1 703	−1 121	—	−2 824	—	—	—	−2 824[7]
2014-2015	136	−1 279	418[4]	−725	—	—	—	−725[7]
2015-2016	3 644	−1 453	—	2 191	2 191	−2 191	—	—
2016-2017	4 362	−2 001	—	2 361	2 361	−2 361	—	—
2017-2018	4 596	−2 293	—	2 303	2 303	−2 303	—	—
2018-2019	1 854	−2 491	—	−637	—	—	637	—
2019-2020	2 721	−2 707	—	14	14	−14	—	—
2020-2021	3 462	−2 991	—	471	471	−471	—	—
2021-2022	4 215	−3 265	—	950	950	−950	—	—
2022-2023	4 452	−3 502	—	950	950	−950	—	—

(1) For the years 2008-2009 to 2016-2017, the amounts correspond to those established in the government's annual consolidated financial statements, without taking into account the adjustments made in subsequent years for the fiscal year concerned.
(2) Budgetary balance within the meaning of the *Balanced Budget Act* after reserve corresponds to the budgetary balance that takes into account the allocations to the stabilization reserve and the uses of the reserve in order to maintain a balanced budget.
(3) In accordance with section 32 of the Act (S.Q. 2009, chapter 38), the sum of $109 million, corresponding to the difference between the recorded surplus and the anticipated surplus for 2006-2007, was allocated to the stabilization reserve in 2008-2009.
(4) The *Balanced Budget Act* stipulates that the budgetary balance must be adjusted to take into account certain accounting changes resulting in particular from changes made to the accounting policies of the government or any of its enterprises so as to bring them into compliance with a new standard of Chartered Professional Accountants Canada (CPA Canada).
(5) In accordance with the *Balanced Budget Act*, the obligation to achieve a balanced budget was suspended for 2009-2010 and 2010-2011.
(6) The result of $1.9 billion stemming from Hydro-Québec's extraordinary loss relative to the closure of the Gentilly-2 nuclear generating station is excluded from the calculation of the budgetary balance for 2012-2013, in accordance with the Act.
(7) The budgetary deficits of $1.6 billion, $2.8 billion and $0.7 billion recorded for 2012-2013, 2013-2014 and 2014-2015, respectively, are allowed pursuant to the *Balanced Budget Act*.

5.2    The Act to reduce the debt and establish the Generations Fund

[  ] Amounts dedicated to the Generations Fund

In 2018-2019, $2.5 billion in dedicated revenues is deposited in the Generations Fund.

In 2019-2020 and 2020-2021, dedicated revenues of $2.7 billion and $3.0 billion, respectively, will be deposited in the Generations Fund.

•    Use of the Generations Fund to repay maturing borrowings

The government has provided for the use of $10 billion from the Generations Fund—$2 billion a year from 2018-2019 to 2022-2023—to repay maturing borrowings on financial markets.

This repayment of the debt of $10 billion over the next five years will save the government nearly $1.1 billion in debt service by 2022-2023, while dedicated revenues continue to be deposited in the Generations Fund.

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[ ] Change in the Generations Fund

Taking into account the deposits made in the Generations Fund since its creation and those forecast for the coming years, along with the use of the fund to repay maturing borrowings on financial markets, the book value of the Generations Fund will reach $17.8 billion as at March 31, 2023.

TABLE B.33

Generations Fund
(millions of dollars)
	2017-	2018-	2019-	2020-	2021-	2022-
	2018	2019	2020	2021	2022	2023
Book value, beginning of year	10 523	12 816	13 307	14 014	15 005	16 270
Dedicated revenues
Water-power royalties
Hydro-Québec	695	687	703	727	734	761
Private producers	102	100	102	104	106	108
Subtotal	797	787	805	831	840	869
Indexation of the price of heritage electricity	218	245	300	385	470	565
Additional contribution from Hydro-Québec	215	215	215	215	215	215
Mining revenue	145	230	272	324	356	388
Specific tax on alcoholic beverages	500	500	500	500	500	500
Unclaimed property	6	15	15	15	15	15
Investment income(1)	412	499	600	721	869	950
Total dedicated revenues	2 293	2 491	2 707	2 991	3 265	3 502
Use of the Generations Fund to repay maturing borrowings	—	–2 000	–2 000	–2 000	–2 000	–2 000
BOOK VALUE AT YEAR END	12 816	13 307	14 014	15 005	16 270	17 772

(1)

The investment income of the Generations Fund corresponds to realized investment income (interest income, dividends, gains on the disposition of assets, etc.). The forecast can thus be adjusted upward or downward depending on the time at which the gains or losses are actually realized. In 2018-2019, the projected achieved return is 4.35%, a rate established using the average for the last four years. Furthermore, the achieved return is expected to rise gradually over the next few years, reaching the expected return of 6.35% as of 2021-2022, as a portion of the returns recorded in recent years for market value are achieved.

B. 76	Pre-Election Report on the State of Québec’s Public Finances — August 2018	|

Book value and market value of the Generations Fund

The following table shows the book value and market value of the Generations Fund since its creation. The book value is used to calculate the gross debt.

As at March 31, 2018, the market value of the Generations Fund was $2.3 billion higher than its book value.

Book value and market value of the Generations Fund as at March 31
(millions of dollars)
	Book value	Market value(1)	Difference
2007	584	586	–2
2008	1 233	1 199	34
2009	1 952	1 646	306
2010	2 677	2 605	72
2011	3 437	3 599	–162
2012	4 277	4 508	–231
2013	5 238	5 636	–398
2014	5 659	6 373	–714
2015	6 938	8 271	–1 333
2016	8 522	9 717	–1 195
2017	10 523	12 324	–1 801
2018	12 816	15 101	–2 285
(1)	The book value includes the accounts receivable as at March 31, i.e. dedicated revenues subsequently collected by the government and then paid to the Caisse de dépôt et placement du Québec.

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